EXHIBIT 99.1

mCloud Announces Fourth Quarter and Full Year 2021 Financial Results

  Full year 2021 AssetCare™ Over Time revenues were C$23.5 million compared to C$12.8 million in full year 2020, up 83% year-over-year
  Full year 2021 total revenues were C$25.6 million compared to full year 2020 revenues of C$26.9 million, reflecting a constrained technical project services business and sporadic additions to connected assets continuously impacted by pandemic restrictions
  Total connected assets were 63,776 at year-end 2021 compared to 59,462 connected assets at year-end 2020, up 7% year-over-year
  Major technology developments in 2021 were enablers for new strategic agreements in Q1 2022, including recently announced agreements with Aramco, Carbon Royalty Corp, and digital oilwell activity in the United States
  Milestone uplist to Nasdaq completed in November 2021

SAN FRANCISCO, April 4, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSX-V: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced its financial results for the fourth quarter and full year ended December 31, 2021 ("Q4 2021" and "FY 2021" respectively).

"While 2021 was a challenging year for mCloud to connect assets and provide technical services to our customers, we have come into 2022 with evolved technologies that are the bedrock for strategic master agreements poised to drive major growth," said Russ McMeekin, mCloud President and CEO. "The many milestones we achieved throughout 2021 have paved the path to pre-pandemic growth we are now on in 2022."

"We are positioned with the right technologies at our disposal to solve some of the the most pressing issues our customers face," McMeekin added. "Achieving the status of official vendor of record at Aramco was facilitated by our efforts to secure a commercial registration in Saudi Arabia and our ability to host our solutions locally in the Kingdom."

"The numerous auto dealership engagements we are scaling through our partnership with Carbon Royalty Corp, our connected oilwell activity through our new ESG-Digital Hub in Houston, and the resurgence of energy business in Alberta following mid-March have set the stage for robust growth in 2022," McMeekin concluded.

On November 24, 2021, the Company announced the U.S. Securities and Exchange Commission (SEC) had made effective mCloud's registration statement on Form F-10 leading to the Company's Nasdaq listing and an underwritten public offering. With the F-10 in effect, the Company will now file a Form 20-F by May 2022 and undergo audit in accordance with Public Company Accounting Oversight Board (PCAOB) standards, including providing audited results for fiscal years 2019, 2020, and 2021.

The Company has updated its eight-quarter presentation of revenue to reflect when AssetCare was fully used by customers to enable results at specific times, consistent with the Company's approach to deliver "Results-as-a-Service." This update reflects the impact the pandemic has had on certain customers' ability to benefit from mCloud's solutions.

These customers have expressed their agreement to contract carry-over, extensions, scope additions, and in some cases, considering acceleration of renewals. As a result, contracts will continue to be executed and where agreed, additional scope will provide incremental new cash flow in 2022 and beyond.

Most importantly, the Company noted customer contracts have had virtually no churn since the Company's inception, evidence of mCloud's success in using a "Results-as-a-Service" model to drive customer stickiness by becoming indispensable to customer operations under normal operating conditions. The period of April 2021 to mid-March 2022 represented an extraordinary operating state for our customers through particularly restrictive periods of the pandemic.

2021 in Review

Though mCloud weathered pandemic-induced headwinds that impacted the addition of new connected assets and technical services projects throughout 2021, the Company took full advantage of the year to make significant strides in the evolution of its AssetCare platform and technology portfolio. The Company noted these technological developments were key to enabling the numerous successes recently achieved in the first quarter of 2022 and that continue to develop as mCloud enters the second quarter of 2022.

The announced signing of a Memorandum of Understanding ("MOU") with Aramco on January 25, 2022 and the Company's recent inclusion as an official vendor of record to Aramco was largely enabled through the major strides made in 2021 evolving the Company's AssetCare platform to include a variety of ESG-specific capabilities, including applications powering sub-asset methane emission tracking and connected leak detection and repair at industrial facilities.

These capabilities have also become core to the Company's recent progress in pursuing the digital transformation of oilwells throughout North America as mCloud develops its market presence through its ESG-Digital Hub recently opened in Houston. Through artificial lift optimization and connected worker capabilities delivered in 2021, the Company has developed partnerships with some of the world's largest oil services companies that are responding to the swift rollout of ESG mandates across the energy industry by facilitating the connection and integration of key field work applications used by their clients.

mCloud announced in June 2021 it had developed and delivered an innovative grid-adaptive energy savings capability, enabling automated demand response solutions capable of curbing peak demand or the reduction of concurrent load on a local utility grid when the demand for electricity and the cost of energy are at their highest. These innovations led to the Company's recent and ongoing success in signing numerous auto dealerships implementing electric vehicle ("EV") charging in New York and California culminating in mCloud's recently announced partnership with Carbon Royalty Corp on March 30, 2022.

Through this partnership with Carbon Royalty Corp, mCloud is now well-positioned to utilize a variety of tax incentives, carbon credits, and other green energy infrastructure benefit programs. Through the use of AssetCare's cloud-based AI, battery storage, and solar power generation where the customer pays an attractive minimum monthly fee over a 20-year period, the Company is eligible to capture credits and benefits from numerous state and federal programs in the United States.

With Carbon Royalty Corp, these AssetCare solutions for auto dealerships are fully funded and expected to scale beyond 500 auto dealerships by the end of 2023. Plans are also in place to make EV chargers at connected auto dealerships available for general market use, creating additional potential revenue opportunities. The Company currently has 42 signed letters of intent with auto dealerships advancing to contracting. Every 50 dealership contracts are expected to add approximately C$3.6 million in annual recurring revenue velocity to mCloud with typical AssetCare gross margins between 60 to 65%.

Related to mCloud's Connected Buildings solution, the Company added innovations such as a real-time indoor air quality ("IAQ") assurance badge, which have since led to signed engagements and pilot implementations around the world, from restaurants to the Company's addition of a flagship office tower in Calgary operated by Slate Asset Management originally announced in November 2021. The Company anticipates further near-term uptake for IAQ solutions in the United States.

Also in November 2021, the Company completed its milestone uplist to Nasdaq and was proud to be recognized by Deloitte as the 57th fastest growing technology company in North America on the Deloitte Fast 500 and the number two ranked Clean Technology company on Deloitte's Technology Fast 50 in Canada.

2022 Outlook

As a result of the impact of restrictions that persisted to mid-March of this year and the ability of certain customers to benefit from "Results-as-a-Service," the Company has revised the 2022 outlook it provided through its press release announcing the commencement of Nasdaq warrant trading on February 15, 2022. This revised outlook reflects the impact these factors are expected to have on AssetCare Over Time revenues in the first quarter of 2022.

Due to the impact of restrictions that impeded activity in the first quarter of 2022 to mid-March, the Company is not able to provide a precise estimate for the first half of 2022 at this time. However, the Company remains confident its full-year guidance of C$43 million to C$54 million with gross margin between 60 to 65% will be achieved. Potential drivers for the high-end of the estimate range are due to the Company's growing activity in Saudi Arabia, the brisk pace at which it is engaging with auto dealerships in partnership with Carbon Royalty Corp, and the digital oilwell engagement in the southwest United States being led out of the mCloud ESG-Digital Hub in Houston.

mCloud continues to expect it will have more than 90,000 connected assets by the end of 2022 and on an Operating EBITDA basis, surpass break-even in late 2022 even with taking on costs related to listing on Nasdaq. The Company also noted the lifting of pandemic restrictions that began in mid-March have positively accelerated business development activity across all lines of business globally.

The five-year terms being used to connect oilwells and the 20-year contract terms being delivered to auto dealerships are expected to have a sustained, positive impact on the Company's long-term revenues. These very long-term agreements add substantial annual recurring revenue velocity beyond the typical 36-month AssetCare contracts in place today.

FY 2021 and Q4 2021 Revenue Highlights

All figures in millions of Canadian dollars

	Three months ended December 31, 2021*		Year ended December 31, 2021*
	2021	2020	2021	2020
AssetCare Initialization	$0.173	$2.672	$1.250	$7.689
AssetCare Over Time	3.886	5.546	23.462	12.809
Engineering Services	0.111	1.005	0.885	6.430
Total	$4.170	$9.223	$25.597	$26.928
Gross Profit	$2.664	$5.644	$15.913	$16.647
Gross Margin %	63.9%	61.2%	62.2%	61.8%
Salaries, Wages, and Benefits	$5.608	$4.486	$21.692	$20.885
Sales and Marketing	0.400	0.304	1.377	1.536
Research and Development	1.105	0.323	3.179	1.078
General and Administrative**	4.187	1.924	8.539	5.742
Total Direct Expenses	$11.300	$7.037	$34.787	$29.241
Operating EBITDA	$(8.636)	$(1.393)	$(18.874)	$(12.594)

*Q4 2021 and FY 2021 figures incorporate updated eight-quarter presentation of revenue
** General and administrative expenses include significant non-recurring expenses related to financing and Nasdaq listing

mCloud FY 2021 total revenues were C$25.6 million, comparable to C$26.9 million in the same period of 2020. These results were influenced by the continuous impact of pandemic restrictions throughout 2021, which constrained the delivery of technical project services to customers and hampered the addition of connected assets. Gross margins were approximately 62% for FY 2021 and remained consistent with the year prior.

AssetCare Over Time revenues, encompassing the recurring revenues attributed to AssetCare, were C$23.5 million in FY 2021 compared to C$12.8 million for full year 2020, an 83% increase year-over-year.

On a quarterly basis, Q4 2021 total revenues were approximately C$4.2 million and AssetCare Over Time revenues were C$3.9 million. Reporting for this quarter incorporated the enhanced accrual standard pertaining to customer use during highly-constrained periods of the pandemic. The Company added 323 new connected assets in Q4 2021, for a total of 63,776 at year-end. The gross margin of 64% in Q4 2021 was improved from the gross margin of 61% seen in the fourth quarter of 2020.

Operating EBITDA, defined as gross profit less all direct expenses, saw a loss of C$8.6 million in Q4 2021. As AssetCare revenues return to pre-pandemic levels, the Company expects gross profit contributions to exceed the costs incurred from direct expenses, which will drive a positive Operating EBITDA in late 2022.

Retirement of 2019 Convertible Debenture

In accordance with the terms of mCloud's convertible debenture financing originally announced on May 30, 2019 (the "Debenture"), the Company will retire the Debenture on or before June 30, 2022. mCloud is currently evaluating a proposal from the Middle East that offers several strategic financing alternatives, providing growth capital for its regional market development, in particular Saudi Arabia, along with sources of capital to retire the Debenture in a manner accretive to the Company. The Company plans to provide updates as discussions around the alternatives are finalized. There can be no assurance sufficient financing can be obtained on terms acceptable to the Company or at all.

Q4 2021 and FY 2021 Conference Call

The Company will host a conference call at 10:00am EDT on April 4, 2022 to discuss the financial results and 2022 outlook. The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 416-764-8659 or 1-888-664-6392 with the confirmation number 74107253. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until April 11, 2022 at midnight (ET). To access the archived conference call, dial 1-888-390-0541 and enter the reservation number 107253.

Slides to accompany the conference call will be posted on the Company's investor Web site at https://investor.mcloudcorp.com/.

A live audio webcast of the conference call will be available at https://bit.ly/3NvJvZs. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Non-GAAP Measure

Selected financial information for the twelve-month periods ended December 31, 2021 and December 31, 2020 set out above include reference to "Operating EBITDA," which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non-GAAP") measure.

The Company defines Operating EBITDA attributed to shareholders as gross profit less all expenses related to sales and marketing, wages, salaries, and benefits, research and development, and general and administrative activities.

The Company believes Operating EBITDA is a useful measure as it provides important and relevant information to management about the operating and financial performance of the Company. Operating EBITDA enables management to assess its ability to generate operating cash flow to fund future working capital needs, and to support future growth.

This information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 and audited consolidated financial statements and notes thereto for the year ended December 31, 2020 along with mCloud's MD&As for the corresponding periods, which are available under mCloud's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the Company's digital oilwell activities around the world in 2022, plans to connect over 500 auto dealerships by the end of 2023, the Company's eligibility for green credits and incentives from state and federal programs in the United States, the annual recurring revenue velocity of auto dealership contracts, near-term uptake of IAQ solutions in the United States, plans to have over 90,000 connected assets by end of 2022, plans to surpass break-even on an Operating EBITDA basis, and plans to consider and provide updates on strategic financing alternatives to retire the Company's Debenture.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2022/04/c8707.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 04-APR-22